K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 20, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 25, 2018, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 177 under the Securities Act of 1933, as amended, and Amendment No. 129 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 8, 2017, accession no. 0001133228-17-006731 (the “Amendment”). The Amendment relates to the registration of Class NAV shares of John Hancock Diversified Real Assets Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comment

1.	Comment — Please provide the exchange ticker symbol for Class NAV shares of the Fund on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class NAV shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Page 2 February 20, 2018
Prospectus Comments

2.
Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please complete the table or remove the brackets and supplementally confirm to the Staff that the numbers are not changing.

Response — In response to the Staff’s comment, the Trust has removed the brackets in the “Fees and Expenses” table and, supplementally confirms that the numbers have not changed since the Amendment was filed.

3.
Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, with respect to footnote 2, please confirm supplementally whether the expense limitation arrangement may be terminated before its expiration date and, if so, by whom and under what circumstances.  Please also confirm supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement.

Response —Supplementally, the Trust notes that management does not have the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date and that waived or reimbursed expenses are not subject to recoupment by the adviser.

4.	Comment — Under “Fund summary — Principal investment strategies,” in the first paragraph, please use semi-colons instead of commas to clarify the disclosure.

Response — The Trust has made the requested change.

5.
Comment — Under “Fund summary — Principal investment strategies,” supplementally, please explain to the Staff how Master Limited Partnerships (MLPs) are “real assets.”  Please consider clarifying the disclosure to include information about the ability of MLPs to operate oil, natural gas, petroleum, or other facilities within the energy sector.

Response — With respect to the first portion of the Staff’s comment, supplementally the Trust notes that MLPs are “real assets” because the MLPs the Fund will invest in operate oil, natural gas, petroleum, or other natural resources facilities within the energy sector.  With respect to the second portion of the Staff’s comment, the Trust has revised the first paragraph of the principal investment strategies as follows:

Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of real asset companies worldwide. The fund seeks to achieve its investment objective by allocating its assets among the following types of real asset companies ~~general investment categories related to real assets and real asset companies (which include tangible assets and investment that have the potential to perform well in period of inflation) such as securities of the following~~: real estate companies (real estate investment trusts (REITs) and real estate operating companies); natural resources companies (companies that primarily own, explore, mine, process or otherwise develop commodities and natural resources); infrastructure companies (publicly-listed companies in sectors such as utilities, ~~infrastructure,~~ telecommunications and industrials); master limited partnerships (MLPs) (companies that are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources in the energy sector) (up to a maximum of 25% of the fund’s net assets); and agriculture and timber companies (collectively, Real Asset Companies). Real Asset Companies may include tangible assets and investments that have the potential to perform well in periods of inflation. The securities in which the fund may invest ~~in~~ include: common stock, depositary receipts, ~~real estate securities (including real estate investment trusts (REITs)), MLPs (up to a maximum of 25% of the fund’s net assets),~~ preferred stock, securities convertible into common stock, rights, warrants, and exchange-traded funds (ETFs).

Page 3 February 20, 2018
6.
Comment — Under “Fund summary — Principal risks,” as the Staff notes that the “Fund Summary—Principal investment strategies” section refers to depositary receipts, please add corresponding disclosure under “Fund summary—Principal risks.”

Response — The Trust notes that the following disclosure is included within the “Foreign securities risk”: “[d]epositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk.”  Therefore, the Trust respectfully declines to make any changes in response to this comment.

7.
Comment — Under “Fund summary — Principal risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

8.
Comment — Under “Fund summary — Principal investment strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Page 4 February 20, 2018
9.
Comment — Under “Fund summary — Principal risks,” as the Staff notes that the “Fund summary—Principal investment strategies” section refers to value investing, growth investing and emerging markets investments, please add corresponding risk disclosure under “Fund summary—Principal risks.”

Response — The Trust notes that responsive disclosure is included under “Equity securities risk” and “Foreign securities risk.”  The following disclosure is included within “Equity securities risk”: “[g]rowth company securities may fluctuate more in price than other securities because of the greater emphasis on earnings expectations. Securities the manager believes are undervalued may never realize their full potential value, and in certain markets value stocks may underperform the market as a whole.” The following disclosure is included within “Foreign securities risk”: “[t]he risks of investing in foreign securities are magnified in emerging markets.” Because the Trust believes it has relevant disclosure, it respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Fund summary—Principal risks,” the Staff notes the inclusion of Commodity risk. Please clarify which real asset companies are commodities.

Response — In response to the Staff’s comment, the Trust has revised the principal investment strategies disclosure to reference commodities. Please see the Trust’s response to Comment 5, above.

11.	Comment — Under “Fund summary—Principal risks” please confirm why “Cybersecurity and operational risk” is included as a principal risk of investing in the Fund.

Response — The Trust notes that this risk relates to risk considerations regarding potential errors, both man-made and those caused by technology, that may negatively impact the Fund and its shareholders. The Trust believes that this risk is appropriate for the Fund given the critical role that technology plays in the day-to-day operations of the Fund and the increased awareness within the fund industry of the importance of cybersecurity and of the consequences for cybersecurity breaches. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Under “Fund summary—Principal risks” please reformat the growth investing and value investing disclosures so that they appear as sub-risks of the broader “Equity securities risk.”

Response — The risk disclosure is standard across all funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

Page 5 February 20, 2018
13.
Comment — Under “Fund summary—Principal risks” please reformat the emerging markets, depositary receipts and currency risk disclosures so that they appear as sub-risks of the broader “Foreign securities risk.”

Response — The risk disclosure is standard across all funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

14.
Comment — In “Fund summary — Principal risks,” the staff notes that “High portfolio turnover” risk is included as a principal risk of the Fund. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund may engage in active and frequent trading of portfolio securities.

Response — In response to the Staff’s comment, the Trust has added the following disclosure to the Fund’s principal investment strategies:

The fund may trade securities actively, which could result in a higher-than-average portfolio turnover rate and increase their transaction costs (thus lowering performance).

15.	Comment — Under “Fund summary — Investment management” please indent the name of the sub-subadvisor.

Response — The Trust has made the requested change.

16.
Comment — Under “Fund summary — Portfolio management,” the Fund states that certain portfolio managers have managed the Fund “since inception.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The year in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.
Comment — Under “Fund details — Principal investment strategies” the Staff notes that the term “Real Asset Companies” was defined previously.  Please use this term consistently throughout the Amendment.

Page 6 February 20, 2018
Response — The Trust notes that, for purposes of clarity, the Trust has defined this term in the principal investment strategies within both the Item 4 of Form N-1A, “Fund summary” section of the prospectus and the Item 9 of Form N-1A, “Fund details” section of the prospectus.  Therefore, the Trust respectfully declines to make any changes in response to this comment.

18.
Comment — Under “Fund details — Principal investment strategies” the Staff notes that master limited partnerships, agriculture and timber companies are included in the definition of “Real Asset Companies.”  Consider clarifying this definition.

Response — In response to the Staff’s comment, the Trust has revised the first paragraph of the principal investment strategies as follows:

Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of real asset companies worldwide. The fund seeks to achieve its investment objective by allocating its assets among the following types of real asset companies ~~general investment categories related to real assets and real asset companies (which include tangible assets and investment that have the potential to perform well in period of inflation) such as securities of the following~~: real estate companies (real estate investment trusts (REITs) and real estate operating companies); natural resources companies (companies that primarily own, explore, mine, process or otherwise develop commodities and natural resources); infrastructure companies (publicly-listed companies in sectors such as utilities, ~~infrastructure,~~ telecommunications and industrials); master limited partnerships (MLPs) (companies that are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources in the energy sector) (up to a maximum of 25% of the fund’s net assets); and agriculture and timber companies (collectively, Real Asset Companies). Real Asset Companies may include tangible assets and investments that have the potential to perform well in periods of inflation. The securities in which the fund may invest ~~in~~ include: common stock, depositary receipts, ~~real estate securities (including real estate investment trusts (REITs)), MLPs (up to a maximum of 25% of the fund’s net assets),~~ preferred stock, securities convertible into common stock, rights, warrants, and exchange-traded funds (ETFs).

19.
Comment —Under “Fund details — Principal investment strategies” please reconcile the disclosure regarding master limited partnerships which states that: “MLPs are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources,” with the master limited partnership risk disclosure which states that “MLPs in which the fund may invest operate oil, natural gas, or petroleum facilities, or other facilities within the energy sector” (emphasis added).

Page 7 February 20, 2018
Response — In response to the Staff’s comment the Trust has revised the second sentence of the ninth paragraph of the principal investment strategies as follows:

A portion of the fund's assets may be invested in MLPs. Generally, MLPs are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources within the energy sector.

20.
Comment — Under “Who’s who — Management fee” in the “Fund details” section, please identify which funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved.

Response — Many John Hancock funds have advisory fee schedules that include one or more asset-based breakpoints above which such funds pay lower advisory fee rates. In order to determine whether such a fund meets an advisory fee breakpoint, such fund may aggregate its assets with those of certain other affiliated funds specified in the fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. In addition, the Trust notes that the funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved are identified in the Advisory Agreement, which is incorporated by reference as an exhibit to the Amendment. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — Under “Who’s Who — Management fee” in the “Fund details” section, please identify the period end date for the Fund’s first shareholder report.

Response — The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

22.	Comment — Under “Your account — Execution of requests” in the “Fund details” section, if the number of days to redeem Fund shares would vary by method used, please so note.

Response —The Trust notes that no matter the method of payment, it expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request, as described in the Prospectus.  Therefore, the Trust respectfully declines to make any changes in response to this comment.

23.
Comment — Under “Transaction policies — Limitation on exchange activity” in the “Fund details” section, the first paragraph states that “[d]ecisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Page 8 February 20, 2018
Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

SAI Comments

24.
Comment — Under “Those Responsible for Management — Duties of Trustees; Committee Structure,” please complete the disclosure regarding the number of times the committees have met during the previous fiscal year.

Response — The Trust has made the requested change.

25.
Comment — Under “Shareholders of the Fund,” please add a sentence explaining what impact a shareholder with greater than 25% ownership of the fund would have on the voting rights of other security holders.

Response — In response to the Staff’s comment, the Trust has added the following disclosure:

A shareholder who owns beneficially more than 25% of any class of a fund is deemed to control that class and determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.

26.
Comment — Under “Those Responsible for Management — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

27.
Comment — Under “Distribution Agreements,” in the fourth paragraph please delete the disclosure that reads “Unlike other share classes of the fund” as Class NAV shares are the only share class included in the Amendment.

Response — The Trust has made the requested change.

Page 9 February 20, 2018
28.	Comment — Under “Allocation of Trades by the Subadvisor” please revise the disclosure to refer to each subadvisor or list the applicable subadvisors.

Response — The Trust has made the requested change.

Part C Comments

29.	Comment — With respect to Items 99.(h).(2) and 99.(h).(12), if applicable to the Fund then please provide the exhibit.

Response — As the Trust has filed a Form AW with respect to John Hancock Small Cap Growth Fund, the Trust does not intend to file an amendment to the Restated Transfer Agency Agreement relating to such fund.  The Trust has revised the Part C accordingly.

30.	Comment — With respect to Item 99.(p).(2) please provide codes of ethics for all applicable subadvisors.

Response —

The Trust notes that the Codes of Ethics of Deutsche Asset Management, Inc. (which is also the Code of Ethics for RREEF America, LLC), John Hancock Asset Management a division of Manulife Asset Management (North America) LLC, and Wellington Management Company LLP were filed as exhibits to the Amendment.  The Trust respectfully declines to make any changes in response to this comment.

* * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc: Harsha Pulluru, Assistant Secretary of the Trust